October 24, 2023

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Garden Stage Limited
Amendment No.2 to Registration Statement on Form F-1
Filed October 5, 2023
File No. 333-273053

Dear Ms. Aldave, Ms. Empie, Mr. Arzonetti, Mr. Klein:

As counsel for Garden Stage Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated October 16, 2023 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 filed on October 5, 2023. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Amendment No. 2 to Registration Statement on Form F-1

Cover page

1.	Please disclose here how any regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact your ability to conduct your business, accept foreign investments, or list on a U.S. or foreign exchange.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on cover page II. In addition to our disclosure in the previous filing in relation to possible application of the legal and operational risks associated in operating in the PRC to Company’s Operating Subsidiaries’ operations in Hong Kong, such as those relating to data security and anti-monopoly concerns, we have further disclosed and elaborated the impact on our ability to conduct our business, accept foreign investments, or list on a U.S. or foreign exchange, if the regulatory actions of the PRC government on data security, anti-monopoly or other data-related laws and regulations were to apply to us and/or our subsidiaries. We also respectfully advise the Staff that the Company and its subsidiaries are not subject to permission or filing requirements from the PRC and/or Hong Kong government authorities to list on a U.S. securities exchange and consummate this offering (including any data security or anti-monopoly concerns).

Taxation Hong Kong Taxation, page 159

2.	Please revise to provide:

●	disclosure about the impact on you of China’s Enterprise Income Tax Law (“EIT Law”) which imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of Mainland China and a lower withholding income tax rate of 5% applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Mainland China, subject to a qualification review at the time of the distribution; and

●	disclosure about the impact on you of the arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to taxes on Income which took effect in the PRC on January 1, 2007.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 159 and page 160. We respectfully advise the Staff that, neither the Company, nor our subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any PRC taxation law and regulations, nor these law and regulations currently have an impact on our business, operations or this Offering, since we conduct our operations solely in Hong Kong through our Operating Subsidiaries incorporated in Hong Kong, without any operation, subsidiary or VIE structure in Mainland China; and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China, and all of our revenues and profits are generated by our Operating Subsidiaries in Hong Kong.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036

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